Europa Acquisition I, Inc.

641 Fifth Avenue

New York, NY  10022

March 7, 2016

VIA EDGAR

Terence O’Brien

Mail Stop 4631

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Europa Acquisition I, Inc.

Form 10-K for Fiscal Year Ended June 30, 2015

Filed September 16, 2015

File No. 000-54037

Dear Mr. O’Brien:

Europa Acquisition I, Inc. (the “Company) is in receipt of your comment letter dated February 11, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Form 10-K for the year ended June 30, 2015

Item 8_ Financial Statements and Supplementary Data

Management’s Plan to Continues as a Going Concern, page F-7

1.	We note the disclosure that you plan to acquire financing in the form of non-interest bearing demand loans from Narayan Capital Funding Corp., your majority shareholder. However, per your disclosure to Item 12 on page 9, Allan Schwartz, the President of the Company, owned 100% of your common stock as of June 30, 2015. Please clarify these two parties’ ownership in the company and any relation between the two. Furthermore, given the uncertainty surrounding your relationship with Narayan Capital Funding Corp., please clarify how you intend to acquire future financing in order to continue as a going concern.

RESPONSE:	Narayan Capital Funding Corp. has never had any association with the Company and this statement was inadvertently inserted into the filing. We have revised the 10-K and deleted any reference to this entity.

Item 9A: Controls and Procedures, page 7

Management’s Report on Internal Control over Financial Reporting, page 7

2.	Please amend your filing to conclude on the effectiveness of your internal control over financial reporting as of June 30, 2015. We remind you an amendment is required to include the entire Item being amended and currently dated certifications that refer to the amended Form 10-K.

RESPONSE:	We have amended our filing to conclude on the effectiveness of our internal control over financial reporting as of June 30, 2015. We have also updated our certifications to refer to the amended Form 10-K.

Evaluation of Disclosure Controls and Procedures, pages 7

3.	We note that you conclude that your disclosure controls and procedures were not effective on June 30, 2015. Please expand your disclosures to clearly discuss the material weakness identified, when it was discovered and your plans to remediate it.

RESPONSE:	We have revised our discussion to include what material weaknesses we have identified, when they were discovered and our plans to remediate it.

Terence O’Brien

Securities and Exchange Commission

March 2, 2016

Form 10-Q for the period ended September 30, 2015

Item 4. Controls and Procedures, page 10

4.	We note your conclusion indicating that your disclosure controls and procedures were not effective as of your June 30, 2015 fiscal year end due. Further, we note your management concluded that disclosure controls and procedures in your Form 10-Q filed on November 16, 2015 were effective and there were no changes in your internal control over financial reporting during the quarter ended September 30, 2015. Please revise to expand your disclosures to explain how management determined that its disclosure controls and procedures were effective at September 30, 2015 given that the company concluded that they were ineffective at year end. In this regard, tell us and disclose how you remediated the material weakness that caused you to conclude that your disclosure controls and procedures were not effective at June 30, 2015. Also, please revise your disclosures to comply with Item 308(c) of Regulation S-K to include details of any changes that may have materially affected or are reasonably likely to materially affect the company´s internal control over financial reporting.

RESPONSE:

Our controls and procedures were not effective during the quarter ended September 30, 2015. We have revised Item 4 to state that our internal controls and procedures for that period were not effective.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact Gregg Jaclin at (609) 275-0400 or by email at gjaclin@szaferman.com.

Sincerely,

Europa Acquisition I, Inc.

By:	/s/ Allan C. Schwartz
Name:	Allan C. Schwartz
Title:	Chief Executive Officer